February 18, 2003
Securities and Exchange Commission 450 5th Street, N.W. Washington, D.C. 20549 Gentlemen and Ladies:

          I have acted as counsel for Allegheny Energy, Inc. ("AE") in connection with its proposed issuance from time to time of not more than 20,500,000 shares of its authorized and unissued common stock, par value $1.25 per share (the "Additional Common Stock"), as follows: 20,000,000 shares of Additional Common Stock pursuant to its Employee Stock Ownership and Savings Plan and 500,000 shares of Additional Common Stock to be issued to the Outside Directors, all as described in Post-Effective Amendment No. 1 to the Application-Declaration on Form U-1 filed with your Commission pursuant to the Public Utility Holding Company Act of 1935. I have examined, among other things, said Post-Effective Amendment No. 1, resolutions adopted by the Board of Directors of AE, and the other various documents related to the proposed transactions.

          In my opinion, assuming consummation of the proposed transactions in accordance with the Application-Declaration, all state laws will have been complied with; AE is validly organized and duly existing; the Additional Common Stock will be validly issued, fully paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the charter of AE; and the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by AE or any associate company thereof.

          I consent to the use of this opinion as part of the Application-Declaration to which it is attached.

Very truly yours, /S/ THOMAS K. HENDERSON Thomas K. Henderson